Exhibit 99.1

Catalyst to indefinitely curtail R12 paper machine at Rumford mill

RICHMOND, BC, Sept. 1, 2015 /CNW/ - Catalyst Paper (TSX: CYT) today announced its decision to indefinitely curtail the Rumford mill's No. 12 paper machine, which was temporarily curtailed on May 20, 2015.

This decision is fully market-related. North American paper markets continue to be challenging with a decline in demand for coated paper, which is manufactured on the No. 12 paper machine at the Rumford mill in Maine. Paper produced on No. 12 is used primarily in magazines, catalogues and commercial printing applications.

On May 20 the company temporarily curtailed the No. 12 paper machine and laid off 51 employees due to a decline in demand for coated paper. As transition and job loss mitigation stemming from this curtailment has already been completed, no additional layoffs are expected as a direct result of this announcement.

"This is a difficult, but necessary decision that supports Catalyst's commitment to align mill operations and production with market demand," said Joe Nemeth, President and Chief Executive Officer.

"We remain committed to making the Rumford operation successful. Year to date, we've invested more than $10 million in upgrades to the mill, including major maintenance related to the recovery boiler. The company is also implementing a proven revitalization program to increase productivity, and developing new, higher-value products to optimize Rumford's production capability."

About Catalyst Paper
Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement
Certain statements in this news release, including, without limitation, the statement that no layoffs are expected as a result of this announcement, are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements reflect management's current views and are based on certain assumptions including, without limitation: (i) assumptions that the proven revitalization program will increase productivity and that the new, higher-value products will optimize Rumford's production capacity; and (ii) assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, responses from applicable regulatory entities and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis contained in Catalyst's annual report for the year ended December 31, 2014 and also the additional risks and uncertainties listed under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis for the quarter ended June 30, 2015, each available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor Contact: Frank De Costanzo, Senior Vice-President and Chief Financial Officer, 604-247-4014; Media Contacts: Tony Lyons, Director Fiber Supply & Public Affairs, 207-369-2615, Eduarda Hodgins, Director, Organization Development & Communications, 604-290-3547

CO: Catalyst Paper Corporation

CNW 08:57e 01-SEP-15